UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
         _______________________________________________

                          SCHEDULE 13D
                       (Amendment No. 22)

            Under the Securities Exchange Act of 1934

                       WMS INDUSTRIES INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           969-901-107
                         (CUSIP Number)

                       Sumner M. Redstone
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                       September 20, 2001
     (Date of Event which Requires Filing of this Statement)
    _________________________________________________________

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. 969-901-107                        Page 1 of 8 Pages


(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          SUMNER M. REDSTONE
          S.S. No.
------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group
     (See Instructions)
     /  /  (a)
------------------------------------------------------------
     /  /  (b)
------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------
(4)  Sources of Funds (See Instructions)        PF
------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
------------------------------------------------------------
(6)  Citizenship or Place of Organization
                 United States
------------------------------------------------------------
Number of      (7)  Sole Voting Power          0
  Shares	--------------------------------------------
Beneficially   (8)  Shared Voting Power       8,460,300*
 Owned by	--------------------------------------------
   Each        (9)  Sole Dispositive Power    4,976,400
Reporting	--------------------------------------------
Person With   (10)  Shared Dispositive Power   0
------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
               8,460,300**
------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                     26.28%
------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)   IN
------------------------------------------------------------


* Voting power subject to Voting Proxy Agreement described in
  Item 6 of Amendment No. 19 to this Statement.
**Includes shares owned by National Amusements, Inc.

CUSIP No.  969-901-107                      Page 2 of 8 Pages

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          NATIONAL AMUSEMENTS, INC.
          I.R.S. Identification No. 04-2261332
------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group
     (See Instructions)
     /  /  (a)
------------------------------------------------------------
     /  /  (b)
------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------
(4)  Sources of Funds (See Instructions)     WC
------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
------------------------------------------------------------
(6)  Citizenship or Place of Organization   Maryland
------------------------------------------------------------
Number of      (7)  Sole Voting Power       0
  Shares	-------------------------------------------
Beneficially   (8)  Shared Voting Power     3,483,900*
 Owned by	-------------------------------------------
   Each        (9)  Sole Dispositive Power  3,483,900
Reporting	-------------------------------------------
Person With   (10) Shared Dispositive Power  0
------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
               3,483,900
------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                       10.82%
------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                          CO
------------------------------------------------------------
* Voting power subject to Voting Proxy Agreement described in
  Item 6 of Amendment No. 19 to this Statement.

                                          Page 3 of 8 Pages

     This Amendment No. 22 hereby amends the Statement on
Schedule 13D, previously filed by Mr. Sumner M. Redstone and
National Amusements, Inc. with respect to the common stock, $.50 par value (the "Common Stock"), of WMS Industries Inc. ("WMS"), as follows:


Item 2.     Identity and Background.
	    -----------------------

          Item 2 is amended and restated in its entirety as follows:

          "This Statement is being filed by Mr. Sumner M.
Redstone and National Amusements, Inc. ("NAI").

          NAI, a Maryland corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal businesses are owning and operating movie theaters in the United States, the United Kingdom and South America and holding the common stock of NAIRI, Inc., a Delaware corporation. Mr. Redstone holds 66-2/3% of the voting securities of NAI, as a voting trustee of the Sumner M. Redstone Trust, and is the voting trustee of an additional 16 2/3% of the voting securities of NAI, held by the National Amusements, Inc. SER Voting Trust.

          Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone's principal occupation is Chairman of the Board and Chief Executive Officer of NAI and Chairman of the Board, Chief Executive Officer of Viacom Inc.

          The executive officers and directors of NAI are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

          (a)  Name;

          (b)  Residence or business address; and

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

          During the last five years, neither of the Reporting Persons nor any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          All of the directors of NAI, including Mr. Sumner M.
Redstone, are citizens of the United States.

Item 4.   Purpose of the Transaction
	  ---------------------------

     Item 4 is hereby amended and restated in its entirety as follows:

   "The securities have been acquired for the purpose of investment. The Reporting Persons may, at any time and from time to time, purchase additional Common Shares of the Issuer and may dispose of any and all Common Shares of the Issuer held by them. The Reporting Persons currently intend, subject to market condiditions, to purchase additional shares of the Common Stock of WMS. The Reporting Persons have previously received governmental approval pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the

                                       Page 4 of 8 Pages

"Act") to purchase additional Common Stock of WMS but do not intend to meet or exceed the $500 million or 50% notification threshold under the Act.
Any purchases or sales of securities of WMS will be made in the open market, in privately negotiated transactions or otherwise. Except as described above, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of
Schedule 13D."


Item 5.   Interest in Securities of the Issuer
	  -------------------------------------

          Item 5 is hereby amended as follows:

          (a) National Amusements, Inc. is currently the beneficial owner, with sole dispositive and shared voting power, of 3,483,900 shares, or approximately 10.82%, of the issued and outstanding Common Stock of WMS (based on
               32,186,807 shares of Common Stock that were issued and outstanding as of September 14, 2001, according to WMS).

          (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and shared voting power, of 4,976,400 shares, or approximately 15.46%, of the issued and outstanding shares of the Common Stock of WMS (based on 32,186,807 shares of Common Stock that were issued and outstanding as of September 14, 2001, according to
               WMS). As a result of his stock ownership in National Amusements, Inc., Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 3,483,900 shares of the issued and outstanding shares of Common Stock of WMS, for a total of 8,460,300 shares of the Common Stock, or approximately 26.28% of the issued and outstanding shares of Common Stock of WMS ((based on 32,186,807 shares of Common Stock that were issued and outstanding as of September 14, 2001, according to WMS).

     All shared voting power described in paragraphs (a) and (b) of this Item 5 is pursuant to the Voting Proxy Agreement described in Item 6 of Amendment No. 19 to this Statement.

          Transactions effected during the past 60 days.


          (All transactions were executed by Bear Stearns, New
               York, N.Y.)
                       SUMNER M. REDSTONE

              DATE       NO. OF SHARES       PRICE
	   ----------------------------------------
           08-30-2001               500      $21.08
           08-30-2001             6,800      $21.15
           08-30-2001             1,500      $21.17
           08-30-2001               500      $21.20
           08-30-2001               500      $21.21
           08-30-2001             1,000      $21.30

           08-31-2001               300      $21.07
           08-31-2001             2,200      $21.21
           08-31-2001               100      $21.24
           08-31-2001             6,500      $21.25
           08-31-2001               800      $21.26
           08-31-2001             1,100      $21.27
           08-31-2001             2,000      $21.28
           08-31-2001             5,100      $21.30

                                          Page 5 of 8 Pages

              DATE       NO. OF SHARES       PRICE
	   -----------------------------------------
           08-31-2001               500      $21.36
           08-31-2001             1,100      $21.50
           08-31-2001            26,900      $21.60

           09-04-2001             2,000      $21.20
           09-04-2001               700      $21.25
           09-04-2001               200      $21.29
           09-04-2001               100      $21.35
           09-04-2001             1,700      $21.38
           09-04-2001             3,000      $21.45

           09-05-2001               700      $20.75
           09-05-2001               200      $20.79
           09-05-2001             4,300      $20.82
           09-05-2001             8,800      $20.84

           09-06-2001             3,000      $20.60
           09-06-2001               200      $20.83
           09-06-2001             1,300      $20.84
           09-06-2001             1,500      $20.85
           09-06-2001             1,500      $20.90

           09-10-2001               600      $20.03
           09-10-2001             6,000      $20.05
           09-10-2001               500      $20.20
           09-10-2001            14,400      $20.25

           09-17-2001            12,500      $19.00
           09-17-2001             2,500      $19.01
           09-17-2001               200      $19.06
           09-17-2001             2,000      $19.22
           09-17-2001             9,800      $19.25

           09-18-2001             6,000      $17.50

           09-19-2001               500      $15.61
           09-19-2001             6,600      $15.66
           09-19-2001            19,400      $15.70
           09-19-2001             3,600      $15.71
           09-19-2001             6,400      $15.84
           09-19-2001             9,500      $15.85
           09-19-2001               200      $15.90
           09-19-2001               200      $16.00
           09-19-2001               300      $16.14
           09-19-2001             6,200      $16.15
           09-19-2001             5,800      $16.10
           09-19-2001            15,100      $16.20
           09-19-2001             3,200      $16.30
           09-19-2001             5,000      $16.34
           09-19-2001             1,000      $16.37
           09-19-2001             5,000      $16.45

           09-20-2001               500      $15.87
           09-20-2001            16,300      $16.00
           09-20-2001             6,800      $16.01
           09-20-2001            10,500      $16.07
           09-20-2001             2,500      $16.09

                                           Page 6 of 8 Pages


              DATE       NO. OF SHARES       PRICE
	   ----------------------------------------
           09-20-2001             1,600      $16.16
           09-20-2001            12,300      $16.20
           09-20-2001             2,500      $16.22
           09-20-2001             5,000      $16.23
           09-20-2001               500      $16.25
           09-20-2001             5,400      $16.27
           09-20-2001            32,100      $16.30
           09-20-2001             4,900      $16.39
           09-20-2001            20,000      $16.40
           09-20-2001             4,500      $16.60
           09-20-2001             4,600      $16.75

          All of the above transactions were purchases.

                                     Page 7 of 8 Pages


                           Signatures
			   ----------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1) each of the undersigned agrees that this statement is filed on behalf of each of us.



September 21, 2001
			      /s/ Sumner M. Redstone
			      -------------------------
                              Sumner M. Redstone
                              Individually



                              National Amusements, Inc.


                              By: /s/ Sumner M. Redstone
				 -------------------------
                                   Sumner M. Redstone
                                   Chairman and Chief
                                   Executive Officer

                                        Page 8 of 8 Pages


                           SCHEDULE I
                    NATIONAL AMUSEMENTS, INC.
--------------------------------------------------------------------
                          EXECUTIVE OFFICERS
--------------------------------------------------------------------
                                                          Name and
                                                          Address
              Business or      Principal Occupation    of Corporation
   Name    Residence Address      or Employment              or
                                                           Other
                                                        Organization
                                                          in which
                                                          Employed
--------------------------------------------------------------------
Sumner M.  Viacom Inc.        Chairman of the Board   National
Redstone   1515 Broadway      and Chief Executive     Amusements,
           New York, NY       Officer of Viacom       Inc.
           l0036              Inc.; Chairman of the   200 Elm Street
                              Board and Chief         Dedham, MA
                              Executive Officer of    02026
                              National Amusements,
                              Inc.; Chairman and      Viacom Inc.
                              President of NAIRI,     1515 Broadway
                              Inc.                    New York, N.Y.
                                                      10036

-------------------------------------------------------------------
Shari      National           President of National   National
Redstone   Amusements, Inc.   Amusements, Inc. and    Amusements,
           200 Elm Street     Executive Vice          Inc.
           Dedham, MA  02026  President of NAIRI,     200 Elm Street
                              Inc.                    Dedham, MA
                                                      02026
-------------------------------------------------------------------

Jerome     National           VP and Treasurer of     National
Magner     Amusements, Inc.   National Amusements,    Amusements,
           200 Elm Street     Inc., and NAIRI, Inc.   Inc.
           Dedham, MA  02026                          200 Elm Street
                                                      Dedham, MA
                                                      02026


--------------------------------------------------------------------
Richard    National           Vice President of       National
Sherman    Amusements, Inc.   National Amusements,    Amusements,
           200 Elm Street     Inc. and NAIRI, Inc.    Inc.
           Dedham, MA  02026                          200 Elm Street
                                                      Dedham, MA
                                                      02026
--------------------------------------------------------------------



--------------------------------------------------------------------
                              DIRECTORS
--------------------------------------------------------------------
                                                      Name and Address
                                                       of Corporation
              Business or      Principal Occupation          or
  Name     Residence Address      or Employment            Other
                                                        Organization
                                                          in which
                                                          Employed
--------------------------------------------------------------------
Sumner M. Viacom Inc.         Chairman of the Board   National
Redstone  1515 Broadway       and Chief Executive     Amusements, Inc.
          New York, NY l0036  Officer of Viacom       200 Elm Street
                              Inc.; Chairman of the   Dedham, MA
                              Board and Chief         02026
                              Executive Officer of
                              National Amusements,    Viacom Inc.
                              Inc.; Chairman and      1515 Broadway
                              President of NAIRI,     New York, N.Y.
                              Inc.                    10036
--------------------------------------------------------------------

Shari     National            President of National   National
Redstone  Amusements, Inc.    Amusements, Inc. and    Amusements, Inc.
          200 Elm Street      Executive Vice          200 Elm Street
          Dedham, MA  02026   President of NAIRI,     Dedham, MA
                              Inc.                    02026

-------------------------------------------------------------------
George S. Winer & Abrams      Attorney                Winer & Abrams
Abrams    60 State Street                             60 State Street
          Boston, MA  02109                           Boston, MA
                                                      02109

--------------------------------------------------------------------

David     Lourie and Cutler   Attorney                Lourie and
Andelman  60 State Street                             Cutler
          Boston, MA  02109                           60 State Street
                                                      Boston, MA
                                                      02109

--------------------------------------------------------------------

Philippe  DND Capital         Co-Chairman and CEO of  DND Capital
P. Dauman Partners, LLC       DND Capital Partners    Partners, LLC
          9 West 57th St.,    LLC                     9 West 57th St.,
          Suite 4615                                  Suite 4615
          New York, N.Y.                              New York, N.Y.
          10019                                       10019

--------------------------------------------------------------------

Brent D.  c/o Showtime        Director of National    National
Redstone  Networks Inc.       Amusements, Inc.        Amusements, Inc.
          1633 Broadway                               200 Elm Street
          New York, NY                                Dedham, MA
          10019                                       02026

-------------------------------------------------------------------